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On February 20, 1998, Philip Services Corp. issued                    Exhibit 39
the following Press Release:


                                                          News Release

                  Philip Services Confirms Financing for its
                    Equity Contribution to SK Parent Corp.


February 20, 1998 - Philip Services Corp. (NYSE/TSE/ME:PHV) today announced that it has obtained a commitment from Canadian Imperial Bank of Commerce ("CIBC") to underwrite a US$210 million secured subordinated debt facility. The purpose of the facility is to finance the Company's US$200 million equity contribution to SK Parent Corp. and to pay certain related fees and expenses in connection with the terms of a merger agreement between SK Parent Corp. and Safety-Kleen Corp.

Philip stated the Company is eager to consummate the merger with Safety-Kleen. "There exists a real affinity between our corporate visions and business strategies that forms the basis for this merger and future success," said Allen Fracassi, President and Chief Executive Officer. "We will respect and enhance the exceptional customer, business and employee relationships that Safety-Kleen has established. We strongly believe that the SK Parent offer is in the best interests of Safety-Kleen, its shareholders, customers and employees."

Customary conditions precedent to CIBC's commitment include completion of satisfactory documentation and no material adverse change in the assets, business or affairs of Phillip or Safety-Kleen Corp. In conjunction with the transaction, Philip has agreed, subject to regulatory approval, that if it utilizes the facility, it will issue to CIBC 2 million warrants to acquire common shares of Philip. The warrants will have a term of 2 years and be exercisable at 120% of the market price of Philip's common shares when funds are drawn.

The requisite consents of the lenders under Philip's US$1.5 billion senior credit facility to the US $210 million secured subordinated facility have been obtained. In conjunction with the approval, Philip has agreed to provide its senior lenders with security over Philip's assets and has agreed that the senior facility will be reduced from US$1.5 billion to US$1.3 billion in the event Philip draws the US$210 million.

Philip Services is an integrated metals and industrial services company with operations throughout the United States, Canada and Europe. Philip provides steel, copper, and aluminum processing and recovery services, together with diversified industrial out-sourcing services to all major industry sectors.

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Contact:  Lynda Kuhn
          VP Corporate Communications
          (905) 540-6658